Exhibit 99.1

Casterra Appoints New CEO and Expands Team to Drive Growth and Innovation

Mr. Yoash Zohar, a seasoned ag executive, is joining Casterra as CEO to lead the company's significant operational expansion

Rehovot, Israel – December 19, 2023 – Casterra Ag Ltd., a subsidiary of Evogene Ltd. ("Evogene") (Nasdaq: EVGN; TASE: EVGN) and an integrated castor cultivation solution company for the bio-based industries (e.g. biofuels, biopolymers), today announced the appointment of Mr. Yoash Zohar as new CEO, as of January 1, 2024, to lead the company's expansion efforts. Considering Casterra's rapid growth and its continued prospects for development, this nomination aims to strengthen its leadership and positioning in the industry.

Casterra entered a new phase in its life cycle of mass production of castor seeds to support the demand for its elite varieties, addressing the bio-diesel industry's growing needs. To this end, Casterra needs to significantly increase its castor seed production capacity through existing and new subcontractors in target-market locations. Mr. Yoash Zohar, the newly appointed CEO, brings extensive experience in global agricultural projects, particularly in Africa, along with skills in castor bean cultivation. His professional qualifications align with Casterra's current focus on establishing a robust seed production system within target geographical territories to support company's expansion.

Casterra's current CEO Mr. Eyal Ronen, who also serves as Evogene's EVP of Business Development, led Casterra's activities for the past year and a half and will now resume full-time position as EVP BD. Mr. Eyal Ronen will continue to serve as a director on Casterra's Board and support company management in successfully reaching its goals.

Casterra has also significantly expanded its team, including experts in research and development, seed production, and customer support. This expansion is expected to drive innovation in the company's product offerings, support the anticipated seed production increase, and enhance customer service.

Mr. Ofer Haviv, Casterra's Chairman and Evogene's CEO, commented, "As Casterra experiences significant growth, I am delighted to welcome Mr. Yoash Zohar as its new CEO. Yoash brings a wealth of expertise in global ag-projects, and I am confident in his ability to propel the company forward. I would like to express heartfelt gratitude to Mr. Eyal Ronen for his invaluable contributions and look forward to his significant role as a Casterra Board member."

Mr. Yoash Zohar expressed enthusiasm about the new role, stating, "I am honored to join Casterra as CEO during this pivotal growth phase. Casterra's commitment to innovation and sustainable agricultural solutions, leveraging Evogene's AI technology, aligns with my passion for driving positive change in the industry. I am excited to advance Casterra's unique offering and lead its team."

About Casterra Ag Ltd.:

Casterra is engaged in developing and commercializing high-yielding castor bean seeds as a cost-competitive, sustainable, second-generation feedstock for the growing biofuel market. It has built its castor genetic assets based on a broad collection of over 300 castor lines from over 40 different geographic and climatic regions. As part of its development process, Casterra applies advanced breeding methods utilizing Evogene's Generator AI tech-engine, enabling the use of cutting-edge plant genomics tools and agro-technique expertise to enable efficient and sustainable industrial-scale production of the castor bean.

For additional information, please visit Casterra's website at: http://www.casterra.com

About Evogene Ltd.: (to place in PR about subsidiaries)

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene's subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this press release when it discusses the success of the Casterra’s expansion efforts and plans, Casterra’s castor seed production capacity and expected increase, and Casterra’s ability to establish a robust seed production system within target geographical territories. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern boarder of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections, and assumptions.

Evogene Investors' Contact:

Rachel Pomerantz Gerber, Head of Investor Relations at Evogene
Email: rachel.pomerantz@evogene.com
Tel: +972-8-9311901